SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings Plc Announces ADS Ratio Change

Ryanair Holdings plc (the "Company" or "Ryanair") has today (15 August 2024) announced that it has agreed with The Bank of New York Mellon (the "Depositary") to change the ratio of the American depositary shares (the "ADSs") representing its ordinary shares from one (1) ADS representing five (5) ordinary shares to one (1) ADS representing two (2) ordinary shares (the "ADS Ratio Change"). The ADS Ratio Change is expected to become effective on or about 27 September 2024, with trading on the basis of the new ratio to commence on or about 30 September 2024.

For Ryanair's ADS holders, the ADS Ratio Change will be accomplished by distributing one and one-half (1 ½) additional ADSs for each ADS held as of the record date of 25 September 2024.  The payable date for the distribution is expected to be 27 September 2024. There will be no change to Ryanair's ordinary shares.

Ryanair's ADSs will continue to be traded on Nasdaq under the symbol "RYAAY".

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements will be distributed to the applicable ADS holders by the Depositary, in each case in accordance with the Depositary's then current procedures and practices and after any deductions as provided in the deposit agreement between the Company and the Depositary.

The ratio change will affect all ADS holders uniformly, will not reduce any ADS holder's ownership percentage except for minor adjustments that may result from the treatment of fractional ADSs and will not result in any change to Ryanair's share capital. As a result of the ADS Ratio Change, the ADS price is expected to decrease proportionally.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union and other governments and their respective regulatory agencies, post-Brexit uncertainties, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

For further info please contact:

Peter Larkin
Head of Investor Relations
Tel: +353-1-9451212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:
15 August, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary